SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact released on August 31, 2018, as follows:

1	On this date, was verified the compliance with all the conditions set forth in Bid Notice 2/2018-PPI/PND and its annexes ("Call Notice"), related to the bidding procedure in the auction mode ("Auction”) for the concession of a public electricity distribution service associated to the transfer of the shareholding control of Amazonas Distribuidora de Energia S/A ("Amazonas Energia") to the Consortium formed by the companies Oliveira Energia Geração e Serviços LTDA and ATEM'S Distribuidora de Petróleo S.A. which are:

(a) Prior approval by the Administrative Council for Economic Defense - CADE ("CADE"), on April 2, 2019;

(b) Previous consent by National Electric Energy Agency ("ANEEL"), as published in the Official Gazette of the Federal Government on March 21, 2019;

(c) Adjustments by Eletrobras in the total amount of R$ 8,911.9 million, of which R$ 6,045.0 million related to the conversion of debts into Amazonas Energia's capital stock, through the Extraordinary General Meeting of Amazonas Energia, dated April 3, 2019, and the amount of R$ 2,866.8 million related to the payment of Amazonas Geração e Transmissão S.A ("Amazonas GT"), pursuant to item VI and paragraph 2 of art. 3 of CPPI Resolution 20/2017 and subsequent amendments;

(d) Financial settlement, on this date, by Buyer, of the purchase of shares issued by Amazonas Energia, object of the sale referred to in this Relevant Fact; and

(e) The full payment by the Buyer of the remuneration due to B3, as the person responsible for the operationalization of the auction settlement.

2	In addition, the assignment of rights of Amazonas Energia to Eletrobras, relating to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distributors at the base date of the valuation studies , considering the adjustments up to June 30, 2017, in the amount of R$ 4,055.6 million, with Eletrobras assuming, on the other hand, obligations in equivalent amounts, in accordance with the conditions established in the Resolution of the Investment Partnership Council - CPPI number 20, of November 08, 2017 and subsequent amendments;

3	In compliance with all the conditions of the Notice, Eletrobras transferred to Buyer, on this date, 16,569,012,655 common shares issued by Amazonas Energia, representing approximately 90% of its capital stock, under the terms of the Purchase and Sale Share Agreement and Other Covenants entered into between the Company and Buyer ("Purchase and Sale Share Agreement").

4	In addition to the Purchase and Sale Share Agreement, the Company also entered into the Amazonas Energia Shareholders' Agreement with the Purchaser on this date, and Eletrobras has the right to, within a period of 180 days, from this date, to make a capital increase in Amazonas Energia in order to increase its shareholding in up to 30% of the total capital stock of the referred distributor.

5	We also inform that the Purchaser also made, on this date, a mandatory capital contribution in Amazonas Energia, in the amount of R$ 491.4 million, under the terms set forth in the Notice.

In view of the foregoing, the Company informs that the process of privatization of Amazonas Energia was concluded.

Rio de Janeiro, April 10, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.